

Will Rives · 3rd

CFO at Heaven Hill Distilleries

Louisville, Kentucky, United States · Contact info

239 connections

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Heaven Hill Distilleries

Rhodes College

Activity

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Experience

Heaven Hill Distilleries
9 yrs 9 mos

- **Chief Financial Officer**
  May 2020 - Present · 2 yrs 9 mos
- **VP, Finance & Accounting**
  Jun 2019 - May 2020 · 1 yr
- **Director of FP&A**
  Jul 2018 - Jun 2019 · 1 yr

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Deloitte & Touche
6 yrs 8 mos

- **Audit Manager**
  Aug 2011 - Apr 2013 · 1 yr 9 mos
- **Audit Senior**
  Sep 2008 - Aug 2011 · 3 yrs
- **Audit Assistant**
  Sep 2006 - Aug 2008 · 2 yrs

Education

Rhodes College
MS, Accountancy
2005 - 2006

Rhodes College
BS, Economics and Business Administration
2001 - 2005
Activities and societies: Summa Cum Laude, Golf, Phi Beta Kappa, Omicron Delta Kappa, Kappa Sigma

Interests

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Ascent Consultants
614 followers
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Heaven Hill
32,809 followers
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